        Fuse Enterprises Inc.

                                    510 Clinton Square

                                    Rochester, NY 14604

U.S. Securities & Exchange Commission                                                                                March 31, 2016

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:      Daniel Porco, Staff Attorney

Re:        Fuse Enterprises Inc.

              Amendment No.1 to Registration Statement on Form S-1

              Filed March 2, 2016

              File No. 333-202948

Dear Ms. Porco:

Further to your letter dated March 25, 2016 concerning the deficiencies in our registration statement on Form S-1/A, we provide the following responses:

Our Company, page 5

1. Please reconcile your disclosure on page 6 that you “intend[] to take advantage of all of the reduced regulatory and reporting requirements that will be available to you” with your disclosure on page 7 that you have “irrevocably opted out of the extended transition period for complying with new or revised accounting standards.”

We have reconciled the cited sections of our registration statement.

Management’s Discussion and Analysis or Plan of Operation

Results of Operations, page 25

2. Please refer to the table under the heading “Costs and Expenses.” Based on your financial statements, it appears this table should reflect professional fees of $1,500 for the three months ended December 31, 2014. It also appears that the total amount of expenses for the three months ended December 31, 2014 similarly excludes $1,500. Please revise this table to conform to the amounts seen in your financial statements.

We have revised this table as per financial statements.

Liquidity, page 26

3. Please disclose your rate of negative cash flow per month and management’s belief as to the period of time that available cash can sustain your current operations. Please refer to Item 303(a) of Regulation S-K.

We have provided the required disclosure.

Liquidity and Capital Resources, page 28

4. Please refer to your analysis of cash flows from financing activities on page 30. In the second paragraph you state you “were able to achieve positive cash flows during the years ended September 30, 2015 and 2014 and the first quarters of our fiscal 2016 and 2015.” Based on your financial statements, the only type of cash flows you had during the first quarter of your fiscal 2016 was a use of cash flows for operating activities of ($12,243). Please revise your disclosure on page 30 to clarify that you had negative cash flows in the first quarter of your fiscal 2016.

We have revised our disclosure as required.

Yours truly,

/s/ Aleksandr Kriukov

Aleksandr Kriukov

President